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                                                                    EXHIBIT 99.3



                      CODE OF ETHICS AND CORPORATE CONDUCT

The following excerpt is taken from the Company's Internal Control and Procedures Manual.

POLICY:

Petsec's Code of Ethics and Corporate Conduct is aimed at maintaining high standards of ethical behaviour and corporate conduct and accountability across the group. Employees are expected to:

         o        comply with the law;

         o        act honestly and with integrity;

         o not place themselves in situations which result in divided loyalties;

         o use Petsec's assets responsibly and in the interests of Petsec;

         o maintain all company records accurately to allow responsible decision-making and fair, full, timely and understandable public disclosure;

         o        be responsible and accountable for their actions; and

         o promptly report any illegal or unethical behaviour or other violations of this Code to Petsec's compliance officer.

This Code of Ethics and Corporate Conduct applies to all employees and is also to be followed by all contractors and consultants to Petsec.

WHAT THE CODE OF ETHICS MEANS


COMPLY WITH THE LAW:

Employees are expected to comply with the spirit, as well as the letter of the law.

ACT HONESTLY AND WITH INTEGRITY:

Employees have a responsibility to act honestly and in good faith and not engage in conduct likely to bring discredit to Petsec.

In particular, Petsec does not engage in payment or acceptance of bribes or other payoffs. No gift or entertainment should ever be offered, provided or accepted by any employee, (or close family member), consultant or agent unless it is: insubstantial in value and does not constitute cash, cannot be construed as a bribe or payoff and does not violate any laws or regulations.

The use or sharing of non-public information for stock trading purposes ("insider trading") is both illegal and unethical and is not permitted. Petsec has a strict code of conduct in relation to trading by employees in its securities.

NOT PLACE THEMSELVES IN SITUATIONS WHICH RESULT IN DIVIDED LOYALTIES:

Employees should avoid situations involving conflicts of interest. Where such a conflict arises, an employee should declare such conflict to his/her manager and appropriate arrangements should be made for the employee to stand aside from the potential conflict.

USE PETSEC'S ASSETS RESPONSIBLY AND IN THE INTERESTS OF PETSEC:

Employees are required to use Petsec's assets for the purposes of its business and to meet its objectives, and to look after and protect those assets. Confidential information is the property of the company and it is improper to disclose it or allow it to be disclosed unless that disclosure has been authorised by the company or is required by law.

BE ACCOUNTABLE AND RESPONSIBLE FOR THEIR ACTIONS:

In the conduct of their role for Petsec each employee is expected to act in the best interests of the company, its shareholders and its stakeholders, to exercise due care and attention in fulfilling their responsibilities and to be accountable and responsible for their actions.
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MAINTAIN ALL COMPANY RECORDS ACCURATELY TO ALLOW RESPONSIBLE DECISION-MAKING AND
FULL, FAIR, TIMELY AND UNDERSTANDABLE PUBLIC DISCLOSURE:

Petsec requires honest, accurate and timely recording and reporting of information to ensure the integrity of its records and responsible decision-making.

Financial and accounting personnel are vested with the responsibility for prescribing and enforcing policies, procedures and controls to protect the company's assets, appropriately manage risk and ensure that both internal and external financial reporting is complete, accurate, balanced, timely and understandable.

The compliance officer is responsible for ensuring that the company meets all its statutory reporting obligations and that external disclosures are full, fair, timely and understandable.

All employees are expected to follow the internal controls and procedures established to meet this objective.

PROMPTLY REPORT ANY ILLEGAL OR UNETHICAL BEHAVIOUR OR OTHER VIOLATIONS OF THIS CODE TO PETSEC'S COMPLIANCE OFFICER:

Any violation or possible violation of Petsec's Code of Ethics and Corporate Conduct must be reported promptly to the compliance officer/Company Secretary. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.